Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Six Months Ended June 30,	2016	2015
Fixed charges:
Interest expense including amortization of debt discount	$340	$301
Portion of rentals representing an interest factor	40	49
Total fixed charges	$380	$350
Earnings available for fixed charges:
Net income	$1,958	$2,355
Equity earnings net of distributions	(29)	(21)
Income taxes	1,172	1,438
Fixed charges	380	350
Earnings available for fixed charges	$3,481	$4,122
Ratio of earnings to fixed charges	9.2	11.8

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